Exhibit 99.2

DELIVERED BY E-MAIL

April 6, 2018

FrontFour Capital Group LLC

35 Mason Street, 4th Floor

Greenwich, CT 06830

United States

Attention: Zachary R. George, David A. Lorber and Stephen E. Loukas

Dear Messrs. George, Lorber and Loukas:

Letter Agreement

This letter agreement sets forth the understanding between Obsidian Energy Ltd. (Obsidian or the Company) and FrontFour Capital Group LLC (FrontFour), on its own behalf and on behalf of its affiliates (collectively, the FrontFour Parties) regarding certain changes to the composition of the board of directors of Obsidian (the Board), namely the appointment of Michael J. Faust and Stephen E. Loukas to the Board (the Directors). In consideration of the respective representations, warranties, covenants, agreements and conditions hereinafter set forth and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party hereto), the parties agree as follows:

1	Directors. Obsidian and the Board shall: (i) include the Directors as director nominees in its management information circular for election at each of the 2018 annual general meeting of shareholders of Obsidian (the “2018 Annual Meeting”) and shall solicit proxies on behalf of and recommend to its shareholders that they vote in favour of the management nominees, including the Directors; (ii) convene and conduct the 2018 Annual Meeting no later than May 11, 2018; and (iii) appoint the Directors as members of any committee of the Board that is formed in respect of a review of strategic alternatives or similar matters Upon appointment to the Board, the Directors shall be entitled to the same protections, rights and benefits, including with respect to insurance, indemnification, compensation and fees as are currently applicable to all directors of the Company.

2	Replacement Directors. In the event that either of the Directors is unable or unwilling to continue as a director of the Company during the term of this Agreement, FrontFour shall be entitled to nominate a replacement director to the Board, who shall be acceptable to the Board, after consideration, acting reasonably, and once a suitable replacement is found, this Agreement shall apply to such replacement director as if he or she had been the Director and the Company shall immediately appoint such person to the Board and, as applicable, any committee of the Board, and include such person as a director nominee, and consider and treat such person, as contemplated in Sections 1 and 4.

3

FrontFour Parties Standstill. Upon acceptance of this letter agreement until the earlier of (a) 60 days prior to the 2019 annual general meeting of shareholders of Obsidian; and (b) April 30, 2019 (the Restricted Period), except as contemplated in this letter agreement or with the prior written consent of Obsidian (in its sole discretion), the FrontFour Parties shall not, directly or indirectly, do any of the following: (i) engage in, participate in, or in any way initiate, directly or indirectly, any “solicitation” (as such term is defined in the Business Corporations Act (Alberta) (ABCA) and in any applicable securities laws) of proxies or consents, with respect to the voting of any shares of Obsidian; (ii) take action in any other manner in order to vote, advise or influence in any manner whatsoever any person, with respect to the voting of any securities of Obsidian; (iii) deposit any shares of Obsidian in any voting trust or subject any shares of Obsidian to any arrangement or agreement with respect to the voting of any such shares; (iv) seek, alone or in concert with others to, (A) requisition or call a meeting of shareholders of Obsidian, (B) obtain representation on, or nominate or propose the nomination of any candidate for election to the Board, or (C) effect the removal of any member of the Board or otherwise alter the composition of the Board; (v) submit, or induce any person to submit, any shareholder proposal pursuant to the ABCA; (vi) make, or induce any person to make, or cooperate with a third party to make, a takeover bid, as defined in the ABCA and in any applicable securities laws, or other merger or going private transaction (outside of discussions initiated by a third party in the normal course of the business, activities or other investments of the FrontFour Parties, the contents of which, for greater certainty, the parties acknowledge shall not violate any aspects of the restrictions in this Section (vi), and in respect of which one (1) of the named recipients to this letter will report the general contents of any such discussions to Obsidian’s internal legal counsel within five (5) calendar days of the occurrence of such discussions); (vii) make any public or private disclosure of any consideration, intention, plan or arrangement inconsistent with any of the foregoing, except as required by law; or (viii) enter into any discussions, agreements or understandings with any person with respect to the foregoing, or advise, assist or encourage any person to take any action inconsistent with the foregoing (outside of discussions initiated by a third party in the normal course of the business, activities or other investments of the FrontFour Parties, the contents of which, for greater certainty, the parties acknowledge shall not violate any aspects of the restrictions in this Section (viii), and in respect of which one (1) of the named recipients to this letter will report the general contents of any such discussions to Obsidian’s internal legal counsel within five (5) calendar days of the occurrence of such discussions), (collectively, the Prohibited Activities), provided, that the restrictions contained in this Section 3 shall cease to apply if any other person or group of persons holding, or offering to acquire, more than 20% of the outstanding common shares of Obsidian initiates the discussion or negotiation that resulted in the Prohibited Activities. For greater certainty, the foregoing restrictions are not intended to and shall not be construed in a manner so as to restrict Stephen E. Loukas from acting in his capacity as a director of Obsidian in compliance with the Business Corporations Act (Alberta). The FrontFour Parties agree to vote in favour of the election of all Obsidian management nominees and all other matters unanimously recommended by the Board at any annual or special meeting of shareholders during the Restricted Period. The Company confirms that the matters of special business expected to be considered at the 2018 Annual Meeting shall be an advisory “say-on-pay” vote and a share consolidation of the Company.

4	Chairman. The FrontFour Parties, the Company and the Board agree that (i) the Chairman position will be determined pursuant to the normal governance process of the Board; and (ii) the size and composition of the Board shall be comprised of ten (10) directors for the purposes of the 2018 Annual Meeting, consisting of Jay W. Thornton, John Brydson, Raymond D. Crossley, David L. French, William A. Friley, Maureen Cormier Jackson, Edward H. Kernaghan, Gordon M. Ritchie, Michael J. Faust and Stephen E. Loukas.

5	Breach of Agreement. A breach of any term of this letter agreement by the FrontFour Parties on the one hand and Obsidian on the other hand or any of their respective representatives (with the FrontFour Parties on the one hand and Obsidian on the other hand being responsible for the actions of their respective representatives), will immediately entitle the other party to pursue equitable remedies (including specific performance or injunctive relief) in addition to any claim for damages or any other legal remedy.

6	Non-Disparagement. Each party agrees during the Restricted Period that it shall not do, say, publish, or communicate, in any media or forum, any matter or thing that would reasonably be expected to undermine, disparage or reflect adversely on the reputation, qualifications, character, conduct or behaviour of any other party or any of its respective directors, officers, employees, agents or representatives in connection with any matter arising out of or relating to Obsidian.

7	Press Release. Soon after the execution and delivery of this letter agreement, Obsidian shall issue a press release in the form attached as Schedule “A”. Neither party shall issue or cause the publication of any press release or other public announcement with respect to the matters that are the subject of this letter agreement that are inconsistent with, or otherwise contrary to, the statements in the press release, without the prior written consent of the other party.

8	Expense Reimbursement. As promptly as practicable, and in any event within two (2) business days following both the execution of this letter agreement and the receipt by the Company of invoices documenting such fees and expenses, the Company shall pay to FrontFour up to $400,000 Canadian by wire transfer or immediately available funds as reimbursement of the reasonable out-of-pocket fees and expenses, including legal fees and expenses, of FrontFour in connection with the matters that are the subject of this letter agreement.

9	Representations and Warranties. Each of the FrontFour Parties on the one hand and Obsidian on the other hand represents and warrants: (i) it has the power, capacity and authority to execute, deliver and carry out the terms and provisions of this letter agreement and to consummate the transactions contemplated hereby; and (ii) this letter agreement has been duly authorized, executed and delivered by it and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms.

10	Assignment. This letter agreement, including any of the rights, duties or obligations herein, is not assignable or transferable by either party without the prior written consent of the other party, such consent shall not be unreasonably withheld, conditioned or delayed. Any attempt to assign any of the rights, duties or obligations in this letter agreement without such written consent is void.

11	Entire Agreement. This letter agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants or other undertakings other than those expressly set forth in this letter agreement. This letter agreement may be amended only by a written instrument duly executed by all of the parties or their respective successors or assigns.

12	Miscellaneous. All modifications of and amendments to this letter agreement or any part hereof must be in writing signed on behalf of all parties. Waivers of any terms and provisions of this letter agreement shall be in writing signed on behalf of all parties. Time is of the essence.

Please sign this letter agreement in the space provided below to confirm the mutual understandings and agreements contained herein, and return a signed copy to the undersigned by e-mail to Mark Hawkins at mark.hawkins@obsidianenergy.com and our external legal counsel at walied.soliman@nortonrosefulbright.com on or before 5:00 p.m. (Eastern time) on April 6, 2018, failing which this letter shall be null and void. An executed copy of this letter agreement may be transmitted by email and the transmission of a signature by such means constitutes effective delivery.

This letter shall be governed in accordance with the laws of the Province of Alberta.

Yours truly,

OBSIDIAN ENERGY LTD.

Per:	<signed> Jay W. Thornton
	Name:	Jay W. Thornton
	Title:	Chairman

Per:	<signed> David L. French
	Name:	David L. French
	Title:	President & CEO

Acknowledged and agreed this 6th day of April, 2018.

FRONTFOUR CAPITAL GROUP LLC

Per:	<signed> Stephen E. Loukas
	Name:	Stephen E. Loukas
	Title:	Authorized Signatory

SCHEDULE “A” PRESS RELEASE

Please see attached.

Obsidian Energy and FrontFour Announce Settlement Agreement

CALGARY, AB and GREENWICH, CT April 6, 2018 - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy” or the “Company”) and FRONTFOUR CAPITAL GROUP LLC (“FrontFour”) today announced that they have found common ground and entered into a settlement agreement (the “Agreement”), pursuant to which FrontFour will nominate two directors to be put forth for election to the Board of Directors (the “Board”) at the Company’s 2018 Annual and Special Meeting (“AGM”).

Two of FrontFour’s previously announced director nominees, Michael J. Faust and Stephen E. Loukas will be included in management’s slate of 10 director nominees. In conjunction with the nomination of Messrs. Faust and Loukas, a customary standstill and support agreement has been entered into with FrontFour.

“This Agreement enables Obsidian Energy to continue to direct its full energy towards executing the Company’s strategy and creating value for all shareholders,” said Jay Thornton, Chairman of the Board. “We look forward to welcoming Michael and Stephen and their contribution to the Board.”

“We believe in Obsidian Energy’s significant potential and are eager to contribute to the Company’s success through our participation on the Board,” said Stephen Loukas of FrontFour. “Michael and I look forward to working with our fellow board members to unlock value.”

The Agreement will be filed on SEDAR and EDGAR. A Management Information Circular will be mailed to shareholders in advance of the AGM, which is scheduled for May 11, 2018.

George H. Brookman to retire from Board as of AGM

The Company also announced today that long-serving director George H. Brookman will be retiring from the Board following the end of his term at the Company’s upcoming AGM. Mr. Brookman has been a dedicated and passionate member of the Board since 2005.

“I would like to thank George for his leadership and service to the Company over the past thirteen years,” said Mr. Thornton. “I speak on behalf of the entire Board in saying that it has been a pleasure to work alongside George, and we wish him the best in his future endeavours.”

Obsidian Energy shares are listed on the Toronto Stock Exchange under the symbol “OBE” and the New York Stock Exchange under the symbol “OBE.BC”.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com

FRONTFOUR CAPITAL: FrontFour Capital is an investment adviser based in Greenwich, CT. FrontFour focuses on value-oriented investments in North American companies.